Exhibit 99.1
Wix Reports Second Quarter 2023 Results

•Outperformance continued in the second quarter with total revenue of $390.0 million exceeding expectations, up 13% y/y as Creative Subscriptions and Business Solutions revenue growth accelerated for third consecutive quarter
•Growing number of Partners1 building on Wix and higher usage of Wix for projects with improved monetization driving growth acceleration of Partners revenue to $115.2 million, up 36% y/y
•Benefits from operational efficiencies completed over the past year across the organization drove profitability improvements, resulting in higher than expected FCF2 margin of 13% and leading to expected acceleration of FCF margin in 2H23
◦Total non-GAAP gross profit up 23% y/y leading to non-GAAP gross margin of 68% and non-GAAP Creative Subscriptions gross margin of 83%, both well ahead of expectations
◦First quarter of positive GAAP operating income in our history totaling $13.0 million, or 3% of revenue and new high-water mark for non-GAAP operating income
•Launched Wix Studio, a revolutionary all-in-one new platform with deep design control, advanced capabilities, workflow management tools and AI products designed specifically for professionals to create, manage and grow more efficiently than ever before
•Expansion of AI and genAI-driven product suite with the introduction of AI Site Generator, AI Assistant for Business, and more

NEW YORK, August 3rd, 2023 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the second quarter of 2023. In addition, the Company provided its outlook for the third quarter and updated outlook for full year 2023. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q2'23 Shareholder Update and other materials.
“It has been an incredible past six months at Wix on many fronts as we generated accelerating profitable growth through execution excellence and focused operational discipline. As a result, Q2 again performed above expectations and exceeded our revenue growth and FCF margin guides. In addition to this outperformance, we also made remarkable strides in our product evolution with the introduction of our new cornerstone Partner product, Wix Studio,” said Avishai Abrahami, Wix Co-founder and CEO. “Wix Studio revolutionizes the way professionals build and manage projects at scale by combining AI-powered features, the latest design and development capabilities and seamless workflows for multi-site management to help freelancers and agencies complete projects with greater quality and velocity and scale their business faster. Our innovation did not stop there this quarter, as we continued to be at the forefront of AI technology with the introduction of exciting AI and gen-AI-driven products coming soon to all Wix users, including AI Site Generator and AI Assistant for Business, among others. With these incredible accomplishments and the momentum we’ve generated this year so far, I am very excited for what is still to come as we continue to build a place for any business, community or person to create their dreams online.”

Lior Shemesh, CFO at Wix, added, “Strong results in Q2 capped off an outstanding first half of 2023 as we delivered consecutive quarters of accelerating profitable growth. Underpinned by strong momentum in our Partners business, improved GPV growth, and encouraging performance of our new cohorts, we exceeded the top end of our guidance expectations with Q2 revenue increasing 13% y/y. In addition, we delivered improved profitability driven by the benefits of the cost actions completed over the past year. As a result, we finished Q2 with non-GAAP gross margin of 68% well ahead of expectations, the first quarter of positive GAAP operating income in our history, demonstrating our progress toward achieving sustained GAAP profitability in the coming years, and higher than expected FCF margin of 13%. We expect to build on the strong performance and momentum of the past six months and anticipate accelerating revenue growth and higher FCF margin in 2H vs. 1H, putting us further down the path of achieving the Rule of 40 in 2025.”
Wix's management team and business leaders will host a virtual Analyst & Investor Day and will share more about Wix's newest product releases, Wix's plans to further incorporate generative AI into our platform, an updated financial framework and commitment to achieving the Rule of 40 in 2025, and planned initiatives to enhance shareholder value.
Prepared video presentations along with accompanying materials will be available after market close on Wednesday, August 9 on https://investors.wix.com/ with a live Q&A event accessible through https://investors.wix.com/ on Thursday, August 10 at 8:30 a.m. ET. Wix management will answer both live and submitted questions. Upon viewing the prepared presentations, analysts and investors are encouraged to submit questions to ir@wix.com. The RSVP form for the Q&A event can be found here.

Q2 2023 Financial Results
•Total revenue in the second quarter of 2023 was $390.0 million, up 13% y/y
•Creative Subscriptions revenue in the second quarter of 2023 was $287.1 million, up 11% y/y
◦Creative Subscriptions ARR increased to $1.16 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the second quarter of 2023 was $102.9 million, up 18% y/y
◦Transaction revenue3 was $44.5 million, up 21% y/y
•Partners revenue1 in the second quarter of 2023 was $115.2 million, up 36% y/y
•Total bookings in the second quarter of 2023 were $398.5 million, up 12% y/y
•Creative Subscriptions bookings in the second quarter of 2023 were $293.9 million, up 9% y/y
•Business Solutions bookings in the second quarter of 2023 were $104.6 million, up 23% y/y
•Total gross margin on a GAAP basis in the second quarter of 2023 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 26%
•Total non-GAAP gross margin in the second quarter of 2023 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 28%
•GAAP net income in the second quarter of 2023 was $33.6 million, or $0.59 per share basic share or $0.56 per diluted share
•Non-GAAP net income in the second quarter of 2023 was $78.1 million, or $1.38 per share or $1.26 per diluted share
•Net cash provided by operating activities for the second quarter of 2023 was $47.8 million, while capital expenditures totaled $15.8 million, leading to free cash flow of $32.0 million
•Excluding one-time cash restructuring charges and the capex investment associated with our new headquarters office build out, free cash flow for the second quarter of 2023 would have been $49.1 million, or 13% of revenue
•Completed $300 million share repurchase program authorized by the Board of Directors in September 2022. Repurchased 3.6 million ordinary Wix shares in total, representing 6% of total shares outstanding, at an approximate volume-weighted average price per share of $82.48
•Total employee count at the end of Q2’23 was 5,036, down 14% y/y
____________________
1 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint, and enterprise partners. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses
2 Free cash flow excluding one-time cash restructuring charges and expenses associated with the buildout of our new corporate headquarters
3 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions

Financial Outlook
Our outperformance in Q2 builds on the momentum we experienced in the first quarter and provides confidence in our ability to exceed our prior guidance for the year. We expect to accelerate top-line growth and margin expansion through the back half of the year on top of a very strong first half.
We remain committed to achieving the Rule of 40 in 2025, with expectations of continued revenue and free cash flow growth.
We expect Q3 revenue to be $386 - $391 million, or 12 - 13% growth y/y.
Due to the outperformance we experienced in the first half of 2023, we are increasing our full year revenue outlook to $1,543 - $1,558 million, or 11 - 12% y/y growth, an increase from our previous outlook of $1,522 - $1,543 million or 10 - 11% y/y growth. Strong execution on our strategy and continued momentum from our cohorts give us confidence that revenue growth will accelerate in H2 even when compared to an outstanding 1H that exceeded expectations. The mid-point of our guidance range implies acceleration of revenue growth in the second half of the year compared to the first half.
We expect this higher revenue growth outlook will drive increasing profitability throughout 2023 and beyond.
We now anticipate non-GAAP gross margin of approximately 68% for the full year, up from our previous expectation of approximately 67% for the full year 2023, driven by increased profitability across both Creative Subscriptions and Business Solutions.
We now anticipate Creative Subscriptions non-GAAP gross margin of approximately 82% for the full year, up from our previous expectation of approximately 81%. We now anticipate Business Solutions non-GAAP gross margin of approximately 28% for the full year, up from our previous expectation of approximately 27%.
Non-GAAP operating expenses are expected to decrease to 56-57% of revenue for the full year, down from our previous expectation of 58-59% of revenue. This decrease is primarily driven by lower marketing expenses than previously anticipated.
Non-GAAP sales and marketing expenses are now expected to be approximately 25-26% of revenue in 2023, down from our previous expectation of approximately 27% of revenue.
As a result of accelerating revenue and incremental profitability improvements through the back half of the year, we are increasing our outlook for free cash flow, excluding HQ and cash restructuring costs, for the year to $200 - $210 million, or 13% of revenue, and we expect to exit 2023 with a free cash flow margin of approximately 15%. This compares to our previous free cash flow outlook of $172 - $180 million, or 11 - 12% of revenue and an exit rate of more than 13%. Our revised guidance for FCF implies acceleration of FCF margin in the second half of the year.
Note that our revised outlook excludes $4.5 million in cash restructuring costs.
Finally, stock-based compensation is expected to decrease to 14% of revenue in 2023, previously anticipated to be 14-15%. We expect stock-based compensation as a percentage of revenue to continue to decline y/y through 2025.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Thursday, August 3rd, 2023. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI43da875845cc4cc985840bc36c0cd273. A replay of the call will be available through August 2nd, 2024 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements and enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; changes we expect may occur to technologies used in our solutions, including through newly emerging AI technologies; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel;

and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$287,089	$258,177	$565,219	$513,145
Business Solutions	102,888	87,047	198,834	173,676
	389,977	345,224	764,053	686,821

Cost of Revenues
Creative Subscriptions	52,050	66,252	109,534	131,125
Business Solutions	75,844	68,605	147,838	138,481
	127,894	134,857	257,372	269,606

Gross Profit	262,083	210,367	506,681	417,215

Operating expenses:
Research and development	115,490	121,618	230,433	241,483
Selling and marketing	96,037	120,780	195,170	277,494
General and administrative	37,250	42,991	75,767	88,677
Impairment, restructuring and other costs	330	—	25,668	—
Total operating expenses	249,107	285,389	527,038	607,654
Operating income (loss)	12,976	(75,022)	(20,357)	(190,439)
Financial income (expenses), net	20,053	(46,926)	41,430	(191,399)
Other income	118	58	175	104
Income (loss) before taxes on income	33,147	(121,890)	21,248	(381,734)
Income tax benefit	(430)	(10,652)	(1,960)	(43,207)
Net income (loss)	$33,577	$(111,238)	$23,208	$(338,527)
Basic net income (loss) per share	$0.59	$(1.92)	$0.41	$(5.87)
Basic weighted-average shares used to compute net income (loss) per share	56,744,007	57,943,140	56,576,286	57,712,372

Diluted net income (loss) per share	$0.56	$(1.92)	$0.40	$(5.87)
Diluted weighted-average shares used to compute net income (loss) per share	62,186,895	57,943,140	58,180,044	57,712,372

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	June 30,	December 31,
	2023	2022
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$468,037	$244,686
Short-term deposits	176,429	526,328
Restricted deposits	3,219	13,669
Marketable securities	184,458	292,449
Trade receivables	53,268	42,086
Prepaid expenses and other current assets	38,819	28,519
Total current assets	924,230	1,147,737

Long-Term Assets:
Prepaid expenses and other long-term assets	23,766	23,027
Property and equipment, net	125,401	108,738
Marketable securities	101,520	194,964
Intangible assets and goodwill, net	80,316	83,293
Operating lease right-of-use assets	420,073	200,608
Total long-term assets	751,076	610,630

Total assets	$1,675,306	$1,758,367

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$41,467	$96,071
Employees and payroll accruals	58,139	86,113
Deferred revenues	584,028	529,205
Current portion of convertible notes, net	—	361,621
Accrued expenses and other current liabilities	88,414	88,194
Operating lease liabilities	18,461	29,268
Total current liabilities	790,509	1,190,472
Long Term Liabilities:
Long-term deferred revenues	88,789	70,594
Long-term deferred tax liability	8,725	14,902
Convertible notes, net	568,138	566,566
Other long-term liabilities	9,708	6,093
Long-term operating lease liabilities	386,608	172,982
Total long-term liabilities	1,061,968	831,137

Total liabilities	1,852,477	2,021,609

Shareholders' Deficiency
Ordinary shares	104	108
Additional paid-in capital	1,404,479	1,274,968
Treasury Stock	(500,174)	(431,862)
Accumulated other comprehensive loss	(31,787)	(33,455)
Accumulated deficit	(1,049,793)	(1,073,001)
Total shareholders' deficiency	(177,171)	(263,242)

Total liabilities and shareholders' deficiency	$1,675,306	$1,758,367

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$33,577	$(111,238)	$23,208	$(338,527)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,497	4,022	9,419	7,557
Amortization	1,489	1,580	2,977	3,154
Share based compensation expenses	53,660	59,139	108,181	120,123
Amortization of debt discount and debt issuance costs	1,310	1,302	2,618	2,603
Changes in accrued interest and exchange rate on short term and long term deposits	133	(210)	108	(165)
Non-cash impairment, restructuring and other costs	330	—	21,164	—
Amortization of premium and discount and accrued interest on marketable securities, net	4,132	1,256	4,672	2,805
Remeasurement loss (gain) on Marketable equity	(8,814)	54,920	(22,712)	206,565
Deferred income taxes, net	(6,318)	(12,644)	(10,462)	(48,219)
Changes in operating lease right-of-use assets	5,356	9,737	11,152	18,575
Changes in operating lease liabilities	(26,208)	(15,525)	(34,329)	(25,172)
Decrease (increase) in trade receivables	(708)	1,216	(11,182)	(10,433)
Decrease (increase) in prepaid expenses and other current and long-term assets	8,000	(15,032)	(2,858)	(27,345)
Increase (decrease) in trade payables	(11,301)	(9,573)	(52,971)	12,113
Decrease in employees and payroll accruals	(17,932)	(342)	(27,974)	(5,082)
Increase in short term and long term deferred revenues	12,043	7,731	73,018	45,283
Increase (decrease) in accrued expenses and other current liabilities	(5,485)	20,974	(307)	19,816
Net cash provided by (used in) operating activities	47,761	(2,687)	93,722	(16,349)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	367,610	126,259	423,701	231,259
Investment in short-term deposits and restricted deposits	(4,480)	(240,972)	(63,460)	(390,972)
Investment in marketable securities	—	(92,408)	—	(164,563)
Proceeds from marketable securities	115,979	78,870	174,369	140,250
Purchase of property and equipment and lease prepayment	(15,175)	(12,629)	(34,749)	(31,912)
Capitalization of internal use of software	(576)	(588)	(1,934)	(1,229)
Investment in other assets	(111)	—	(111)	—
Proceeds from sale of equity securities	17,607	—	49,468	3,193
Purchases of investments in privately held companies	—	(1,000)	(7,500)	(1,160)
Net cash provided by (used in) investing activities	480,854	(142,468)	539,784	(215,134)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	1,176	432	20,831	22,014
Purchase of treasury stock	(50,000)	—	(68,319)	—
Repayment of convertible notes	(362,667)	—	(362,667)	—
Net cash provided by (used in) financing activities	(411,491)	432	(410,155)	22,014
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	117,124	(144,723)	223,351	(209,469)
CASH AND CASH EQUIVALENTS—Beginning of period	350,913	386,609	244,686	451,355
CASH AND CASH EQUIVALENTS—End of period	$468,037	$241,886	$468,037	$241,886

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions	287,089	258,177	565,219	513,145
Business Solutions	102,888	87,047	198,834	173,676
Total Revenues	$389,977	$345,224	$764,053	$686,821

Creative Subscriptions	293,929	269,921	607,358	569,708
Business Solutions	104,570	84,673	206,046	178,134
Total Bookings	$398,499	$354,594	$813,404	$747,842

Free Cash Flow	$32,010	$(15,904)	$57,039	$(49,490)
Free Cash Flow excluding HQ build out, impairment and restructuring costs	$49,093	$(5,993)	$93,122	$(24,141)
Creative Subscriptions ARR	$1,159,744	$1,052,852	$1,159,744	$1,052,852

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues	$389,977	$345,224	$764,053	$686,821
Change in deferred revenues	12,043	7,731	73,018	45,283
Change in unbilled contractual obligations	(3,521)	1,639	(23,667)	15,738
Bookings	$398,499	$354,594	$813,404	$747,842

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$287,089	$258,177	$565,219	$513,145
Change in deferred revenues	10,361	10,105	65,806	40,825
Change in unbilled contractual obligations	(3,521)	1,639	(23,667)	15,738
Creative Subscriptions Bookings	$293,929	$269,921	$607,358	$569,708

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Business Solutions Revenues	$102,888	$87,047	$198,834	$173,676
Change in deferred revenues	1,682	(2,374)	7,212	4,458
Business Solutions Bookings	$104,570	$84,673	$206,046	$178,134

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Six Months Ended
	June 30,
	2023	2022
	(unaudited)
Q1 Cohort revenues	$20	$19
Q1 Change in deferred revenues	23	21
Q1 Cohort Bookings	$43	$40

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2023	2022
Revenues	(unaudited)
FX impact on Q2/23 using Y/Y rates	$389,977	$345,224
Revenues excluding FX impact	1,157	—
	$391,134	$345,224
Y/Y growth
	13%

	Three Months Ended
	June 30,
	2023	2022
Bookings	(unaudited)
FX impact on Q2/23 using Y/Y rates	$398,499	$354,594
Bookings excluding FX impact	(135)	—
	$398,364	$354,594
Y/Y growth
	12%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,479	$4,555	$7,717	$8,786
Research and development	28,778	29,919	57,072	58,639
Selling and marketing	9,652	10,019	19,210	19,894
General and administrative	11,751	14,646	24,182	32,804
Total share based compensation expenses	53,660	59,139	108,181	120,123
(2) Amortization	1,489	1,580	2,977	3,154
(3) Acquisition related expenses	244	1,187	440	2,886
(4) Amortization of debt discount and debt issuance costs	1,310	1,302	2,618	2,603
(5) Impairment, restructuring and other costs	330	0	25,668	—
(6) Sales tax accrual and other G&A expenses (income)	157	189	465	361
(7) Unrealized loss (gain) on equity and other investments	(8,814)	54,920	(22,712)	206,565
(8) Non-operating foreign exchange expenses (income)	(1,843)	(2,274)	(5,505)	1,858
(9) Provision for income tax effects related to non-GAAP adjustments	(2,022)	(12,632)	(6,153)	(48,244)
Total adjustments of GAAP to Non GAAP	$44,511	$103,411	$105,979	$289,306

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit	$262,083	$210,367	$506,681	$417,215
Share based compensation expenses	3,479	4,555	7,717	8,786
Acquisition related expenses	183	59	207	140
Amortization	667	759	1,334	1,520
Non GAAP Gross Profit	266,412	215,740	515,939	427,661

Non GAAP Gross margin	68%	62%	68%	62%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$235,039	$191,925	$455,685	$382,020
Share based compensation expenses	2,562	3,608	5,713	6,993
Non GAAP Gross Profit - Creative Subscriptions	237,601	195,533	461,398	389,013

Non GAAP Gross margin - Creative Subscriptions	83%	76%	82%	76%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$27,044	$18,442	$50,996	$35,195
Share based compensation expenses	917	947	2,004	1,793
Acquisition related expenses	183	59	207	140
Amortization	667	759	1,334	1,520
Non GAAP Gross Profit - Business Solutions	28,811	20,207	54,541	38,648

Non GAAP Gross margin - Business Solutions	28%	23%	27%	22%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Operating income (loss)	$12,976	$(75,022)	$(20,357)	$(190,439)
Adjustments:
Share based compensation expenses	53,660	59,139	108,181	120,123
Amortization	1,489	1,580	2,977	3,154
Impairment, restructuring and other charges	330	—	25,668	—
Sales tax accrual and other G&A expenses	157	189	465	361
Acquisition related expenses	244	1,187	440	2,886
Total adjustments	$55,880	$62,095	$137,731	$126,524

Non GAAP operating income (loss)	$68,856	$(12,927)	$117,374	$(63,915)

Non GAAP operating margin	18%	(4)%	15%	(9)%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net INCOME (loss)	$33,577	$(111,238)	$23,208	$(338,527)
Share based compensation expenses and other Non GAAP adjustments	44,511	103,411	105,979	289,306
Non-GAAP net income (loss)	$78,088	$(7,827)	$129,187	$(49,221)

Basic Non GAAP net income (loss) per share	$1.38	(0.14)	2.28	(0.85)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	56,744,007	57,943,140	56,576,286	57,712,372

Diluted Non GAAP net income (loss) per share	$1.26	(0.14)	2.08	(0.85)
Weighted average shares used in computing diluted Non GAAP net income (loss) per share	62,186,895	57,943,140	62,149,558	57,712,372

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$47,761	$(2,687)	$93,722	$(16,349)
Capital expenditures, net	(15,751)	(13,217)	(36,683)	(33,141)
Free Cash Flow	$32,010	$(15,904)	$57,039	$(49,490)

Impairment, restructuring and other costs	2,453	—	4,504	—
Capex related to HQ build out	14,630	9,911	31,579	25,349
Free Cash Flow excluding HQ build out, impairment and restructuring costs	$49,093	$(5,993)	$93,122	$(24,141)

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	56,744,007	57,943,140	56,576,286	57,712,372
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	5,442,888	—	1,603,758	—
Diluted weighted-average shares used to compute net income (loss) per share	62,186,895	57,943,140	58,180,044	57,712,372

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	1,982,546	5,024,271	1,982,546	5,024,271
Restricted share units	1,263,342	3,009,354	1,263,342	3,009,354
Convertible Notes (if-converted)	—	3,969,514	1,426,748	3,969,514
	65,432,783	69,946,279	62,852,680	69,715,511